

December 14, 2009

Mr. Paul Zhang
Chief Financial Officer and Vice President Finance
Minco Gold Corporation
Suite #2722, 1055 West Georgia Street, PO Box 11176
Vancouver, British Columbia, Canada V6E 3P3

> **Re:** **Minco Gold Corporation**
> **Form 20-F for the Fiscal Year Ended December 31, 2008**
> **Filed July 30, 2009**
> **File No. 001-32670**

Dear Mr. Zhang:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2008

Cover Page

General

1. Please include your correct Commission File Number, "001-32670," on all future filings you submit.

Introduction and Use of Certain Terms, page 5

2.   Please correct your reference to the SEC here, as well as on page 84, to reflect the current address of 100 F St. NE, Washington, DC, USA, 20549, in all future filings you submit.

Risk Factors, page 13

The Company Is a Passive Foreign Investment Company for United State Federal Income Tax Purposes, page 16

3.   We note in this risk factor caption you indicate that the company "is" a Passive Foreign Investment Company ("PFIC") for United States Federal Income Tax Purposes. However, in the body of text for this same risk factor, below the caption, you state that you believe the company "is not" a PFIC. Please clarify your disclosure to properly and consistently reflect the conclusion you have reached, regarding whether PFIC status is applicable to you and, if necessary, eliminate any inconsistencies in your disclosure.

Controls and Procedures, page 86

Changes in Internal Controls, page 87

4.   You reported that no *significant* changes, other than certain previously-noted improvements, in internal controls occurred *subsequent to the date of their evaluation*. Please revise this to address <u>any</u> changes in internal controls over financial reporting that occurred <u>during the period covered by the annual report</u>. Refer to Item 15T(c) of Form 20-F for further guidance.

Financial Statements, page 101

General

5.   We noted that, though most of your filing was paginated, there appeared to be a "pagination gap," between pages 107 and 148. Please ensure that all future filings are properly and completely paginated.

Report of Independent Auditors, page 103

6. Your auditors' report should be revised to include a paragraph following the opinion paragraph, referencing "Comments by Auditors for U.S. Readers on Canada – U.S. Reporting Conflict," to address that substantial doubt exists as to your ability to continue as a going concern, as disclosed in Note 1 to your financial statements.

Statements of Operations and Comprehensive Loss and Deficit, page 105

7. The "Loss per share – basic and diluted" amount you disclose of C$0.30 does not appear to mathematically agree with the amount determined by either dividing the "Loss for the year (under Canadian GAAP)" by the "Weighted average number of common shares outstanding – basic and diluted," nor the sum of the "Loss per share from continuing operations – basic" and the "Earnings per share from discontinued operations – basic and diluted," which sum to C$0.31. Accordingly, please provide us with further detail as to the calculation of this amount or correct the amount presented for "Loss per share – basic and diluted," as applicable. Any revisions should also be made to the corresponding disclosure in Note 18 to your financial statements.

Notes to Financial Statements

Note 20 – Reconciliation of Canadian and United States Generally Accepted Accounting Principles – (f) Equity Investments in Minco Silver Corporation

8. You state that a portion of the reconciling adjustment related to the difference in accounting for mineral property development costs by your equity investee, Minco Silver Corporation, in the amount of C$21,365, related to capitalized stock-based compensation costs that were credited to contributed surplus. However, it appears that you have omitted this reconciling item from the corresponding tabular presentation of the contributed surplus reconciliation presented earlier in this same note disclosure. Please clarify for us where this reconciling item was reflected and, if necessary, revise your disclosure accordingly.

Minco Silver Corporation

Exhibit 14.2

9. Please obtain a complete consent from your professional engineer, Mr. Peter Folk, pertaining to the inclusion of the corresponding work product referred to and used in your filing, and include it in an amended filing. Such consent should fully describe the materials, circumstances and timing of Mr. Folk's work upon which

you are relying.

Engineering Comments

General

10.   Please correct your commission file number on the cover of your periodic and current filings to read 001-32670, which was assigned in conjunction with your filing of the Form 8-A registration statement on November 14, 2005.

11.   Please change the address you disclose for the U. S. Securities and Exchange Commission's public reference rooms to 100 F Street NE Washington D.C. 20549.

Location, page 31

12.   We note you disclose only the contained ounces of gold for your indicated and inferred resources of your Changkeng project. With the passage of National Instrument 43-101 in Canada, disclosure regarding resources is allowed for Canadian incorporated companies under the exception in Instruction 3 to Paragraph (b)(5) of Industry Guide 7. However, all resource estimates that you disclose under this provision must meet the standards of National Instrument 43-101 or be removed from your filing. Please revise your filing and include the tonnage and grade estimates associated with the contained ounces for your resources.

13.   Please insert a small-scale map showing the location and access to each material property, as required by Instruction 1(a) to Item 4.D of Form 20-F. Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-3600 for Post-Acceptance Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues. We believe the guidance in Instruction 1(a) to Item 4.D of Form 20-F would generally require maps and drawings to comply with the following features:

    •   A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

<u>Yejiaba Project Area, page 35</u>

14. We note you report pats per billion, grab samples, and assay value ranges in this section and elsewhere in your filing. When reporting the results of sampling and chemical analyses, please revise your disclosure to address each of the following regarding mineralization of existing or potential economic significance on your property:

- Disclose only weighed-average sample analyses associated with a measured length or a substantial volume.

- Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.

- Eliminate all disclosure of the highest or best values/grades of sample sets. Present a balanced disclosure of the drill and sampling results

- Eliminate grades disclosed as "up to" or "as high as" or "ranging from."

- Eliminate statements containing grade and/or sample-width ranges.

- Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

- Generally, use tables to improve readability of sample and drilling data.

- Soil samples may be disclosed as a weighted average value over an area.

- Refrain from reporting single soil sample values.

- Convert all ppb quantities to ppm quantities for disclosure.

- Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

Please revise your disclosures to comply with this guidance.

Property Description and Location, page 40

15. We note your disclosure in this section, referring to mines and other mineral properties that exist in the proximity of your property. Such disclosure may cause investors to infer that your property also has commercial mineralization, because of its proximity to these mines and properties. Please describe only geology, history, or exploration results that are directly related to the properties that your company has the right to explore or mine. Accordingly, we believe that you should remove information about any mines, prospects, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies operating in or near your properties and instead focus the disclosure solely on your company's property.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Donald F. Delaney, at (202) 551-3863, or Shannon F. Buskirk, at (202) 551-3717, if you have questions regarding comments on the financial statements and related matters. You may contact George K. Schuler, Mining Engineer, at (202) 551-3718, with questions about engineering comments. Please contact me at (202) 551-3461, with any other questions.

Sincerely,

Christopher J. White
Branch Chief